

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 18, 2013

<u>Via E-mail</u>
Richard E. Stoddard
Chairman and Chief Executive Officer
Kaiser Ventures LLC
337 N. Vineyard, 4th Floor
Ontario, California 91764

> **Re: Kaiser Ventures LLC**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed March 12, 2013**
> **File No. 000-33433**

Dear Mr. Stoddard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise proposal 2A to separate out the following two items, (i) restricting the purpose of the company's activities and (ii) eliminating the Board of Managers of the Company and replacing it with a single Liquidation Manager, from the item appointing Richard E. Stoddard and Terry L. Cook as initial Liquidation Manager and initial Members representative, respectively. Please present the broken out items as separate proposals.

2. We note your response to comment 3 of our comment letter dated February 5, 2013 and re-issue the comment in its entirety. In the summary term sheet, please provide a summary of potential related party benefits and conflicts of interests resulting from an approval of the proposals. Please include a discussion of the lack of oversight of the Liquidation Manager, including any external relationship between the Liquidation Manager and the Member Representative, the amount of compensation of the Liquidation

Manager, including whether reimbursement for out-of-pocket expenses will be capped, and the fact that compensation will continue to be paid indefinitely if the Liquidation Manager does not complete the liquidation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Peggy Kim, Special Counsel, at (202) 551-3411 if you have questions regarding comments on the going private transaction rules, Schedule 13D and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or Michael McTiernan at (202) 551-3852 with any other questions.

Sincerely,

/s/ Folake Ayoola

Folake Ayoola
Attorney-Advisor

cc: Eliot W. Robinson